Exhibit 99.9

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NASSAU

X
:
ROBERT LOWINGER, Individually and On	:	Index No. 06-12524
Behalf of All Others Similarly Situated,	:
	:	FIRST AMENDED CLASS ACTION
Plaintiff,	:	COMPLAINT
:
vs.	:	Hon. Stephen A. Bucaria

RECKSON ASSOCIATES REALTY CORP.,	:
SL GREEN REALTY CORP., MARATHON	:
ASSET MANAGEMENT, LLC, NEW	:
VENTURE MRE LLC, JAMES BARNETT,	:
SCOTT H. RECHLER, MICHAEL MATURO,	:
DOUGLAS CROCKER II, ELIZABETH	:
MCCAUL, RONALD H. MENAKER, PETER	:
QUICK, LEWIS S. RANIERI, JOHN F.	:
RUFFLE, and STANLEY STEINBERG,	:
:
Defendants.	:
X

Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:

NATURE OF THE ACTION

1.             This action arises out of the sale of Reckson Associates Realty Corp. (“Reckson” or the “Company”) to SL Green Realty Corp. (“SL Green”) in a transaction (the “Merger”) designed to unfairly favor the interests of the Rechler Family (as defined below) as well as existing and former senior management of Reckson (collectively, the “Rechler Group”) over that of Plaintiff and other public stockholders of the Company.

2.             In connection with the Merger, SL Green agreed to purchase all of Reckson’s properties but is required to sell certain of those properties, mostly located on Long Island (the “Long Island Assets”) to the Rechler Group (the “Asset Purchase”). Thus, the Proposed Transaction involves a management buyout of the Long Island Assets, which invokes the “entire fairness” standard of judicial review, requiring the defendants to prove that the sale of the Long Island Assets is fair to the Company’s public shareholders both with respect to the process employed by the defendants while attempting to consummate the Merger, and the price to be paid for the Long Island Assets themselves.

3.             Defendants are unable to satisfy this burden because the inherently flawed process used by the defendants is enabling the Rechler Group to purchase the Long Island Assets at a sweetheart price in exchange for agreeing to sell Reckson to SL Green for less than the true value of Reckson.

4.             The extraordinary benefits inuring to certain of the Individual Defendants and the Rechler Group in the proposed transaction will not be shared by the other holders of the Company’s common stock. By virtue of the exclusion of the Long Island Assets from the proposed merger transaction, the Company’s shareholders are not realizing the maximum value of their interest in the Company, Moreover, as discussed herein, not only will the Rechler Group walk away from the Merger with the Long Island Assets, but the merger agreement also will cause the Individual Defendants to pocket tens of millions of dollars in cash. In addition, the Defendants have failed to provide all material information regarding the proposed transactions to the Company’s public shareholders, thus preventing those shareholders from making an informed decision concerning the proposed transactions.

5.             In this action, Plaintiff, acting on behalf of a class (the “Class”) of similarly situated public stockholders of Reckson, seeks to obtain damages and appropriate equitable relief in order to prevent irreparable injury to the Class.

PARTIES

6.             Plaintiff Robert Lowinger is, and at all times relevant hereto has been, the owner of common stock of defendant Reckson.

7.             Defendant Reckson is a corporation organized under the laws of the state of Maryland, with its principal executive offices located at 625 Reckson Plaza, Uniondale, New York, 11556. Reckson, a real estate investment trust (“REIT”), engages in the ownership, management, operation, acquisition, leasing, financing, and development of commercial real estate properties, primarily office and industrial properties in the New York area. Many of Reckson’s assets are located in Nassau County, including properties in Syosset, Uniondale and East Meadow. Many of the assets that are the subject of this action, including those being purchased by certain of the defendants herein, are located in Nassau County.

8.             Defendant SL Green, a REIT, engages in the ownership, management, acquisition, leasing, and repositioning of commercial office properties in Manhattan, New York. SL Green is a Maryland corporation with it principal executive offices located at 420 Lexington Avenue, New York, New York, 10170. SL Green aided and abetted the breaches of fiduciary duty described herein.

9.             Defendant New Venture MRE LLC (“New Venture”) is a Delaware corporation with its principal place of business located at 625 Reckson Plaza, Uniondale, New York. New Venture is comprised of defendants Scott H. Rechler, Michael Maturo, James Barnett and Marathon Asset Management, LLC. New Venture aided and abetted the breaches of fiduciary duty described herein.

10.           Defendant Marathon Asset Management, LLC (“Marathon”) is a global asset management company with $7.5 billion in capital under management and $13 billion in assets. Founded in 1998, Marathon maintains its headquarters in New York City and is a Registered Investment Adviser with the Securities and Exchange Commission. Marathon Real Estate Group is run by Jon Halpern (“Halpern”) and his partner Ron Bernstein (“Bernstein”). Halpern is a former senior executive of Reckson who sold commercial properties (some of which are included in the Long Island Assets being sold to the Rechler Group) owned by his family real estate business, Halpern Enterprises, to Reckson in or around 1995. Halpern thereafter served on the board of Reckson until 1999. Bernstein is a former employee of Goldman Sachs, the financial advisor to the Company and/or the Affiliate Transaction Committee, Marathon aided and abetted the breaches of fiduciary duty described herein.

11.           Defendant Scott H. Rechler (“Rechler”) has served as Chief Executive Officer of the Company since December 2003 and as Chairman of the Board since November 2004. He serves as the Chairman of the Executive Committee of the Board and has served as a director of the Company since its formation. Rechler’s grandfather, William Rechler (now deceased), founded the predecessor to the Company in 1958.  Rechler’s father, Roger Rechler and his uncle, Donald Rechler, founded the Company and also currently serve as partners of Rechler Equity Partners, which owns industrial properties on Long Island. Rechler’s brother, Gregg Rechler and his cousin, Mitchell Rechler (son of Donald Rechler) are the managing partners of Rechler Equity Partners. William, Roger, Donald, Gregg, Mitchell and Scott are sometimes collectively referred to herein as the “Rechler Family.” As of August 29, 2006, defendant Rechler owned 891,371 (or 1.04%) of the Company’s outstanding shares which will be purchased by SL Green in connection with the Merger. In addition, upon consummation of the proposed transaction, Rechler will receive nearly $25 million in severance payments. Rechler is also part of the Rechler Group that will benefit from the separate purchase of the Long Island Assets. Upon information and belief, Rechler is a resident of Nassau County.

12.           Defendant Michael Maturo (“Maturo”) has recently been appointed President and a director of the Company in addition to his positions as Chief Financial Officer and Treasurer of the Company, which he has held since 1995. Maturo oversees the Company’s finance, accounting, treasury management, public reporting, capital markets, investor relations and strategic planning functions. As of August 29, 2006, defendant Maturo owned 707,707 of the Company’s outstanding shares which will be purchased by SL Green in connection with the Merger. In addition, upon consummation of the proposed transaction, Rechler will receive in excess of $17 million in severance payments. Maturo is also a part of the Rechler Group that is purchasing the Long Island Assets in connection with the proposed transaction. Upon information and belief, Maturo is a resident of Nassau County.

13.           Defendant Douglas Crocker II has served as a director of the Company since 2004.

14.           Defendant Elizabeth McCaul has served as a director of the Company since 2004.

15.           Defendant Ronald H. Menaker has served as a director of the Company since 2002.

16.           Defendant Peter Quick has served as the Company’s “lead independent” director since 2003 and as a director of the Company since 2002.

17.           Defendant Lewis S. Ranieri has served as a director of the Company since 1997.

18.           Defendant John F. Ruffle has served as a director of the Company since 2004.

19.           Defendant Stanley (Mickey) Steinberg has been a director of the Company since 2004.

20.           Defendant James Barnett (“Barnett”) has at all relevant times served as a Senior Executive and the Company’s General Counsel. As of August 29, 2006, Barnett owned 237,348 shares of the Company’s outstanding shares which will be purchased by SL Green in connection with the Merger. In addition, Barnett will receive nearly $8.5 million in severance payments. Barnett is also a member of the Rechler Group that is purchasing the Long Island Assets in connection with the proposed transaction.

21.           Defendants Rechler, Maturo, Crocker, McCaul, Menaker, Quick, Ranieri, Ruffle and Steinberg are sometimes collectively referred to herein as the “Director Defendants” and, with Barnett, as the “Individual Defendants.” Defendants Rechler, Maturo, Barnett, New Venture and Marathon are sometimes collectively referred to herein as the “Rechler Group.”

22.           The Individual Defendants, as officers and/or directors of Reckson, have a fiduciary relationship and responsibility to plaintiffs and the other common public stockholders of Reckson, and owe to plaintiff and the other class members the highest obligations of good faith, loyalty, fair dealing, due care and candor.

23.           As a result of the Individual Defendants’ breaches of their fiduciary obligations, as a matter of law, Defendants are charged with the burden of proving the enter fairness of the transaction, including the bidding process, negotiations, and structure.

CLASS ACTION ALLEGATIONS

24.           Plaintiff brings this action on his own behalf and as a class action, pursuant to CPLR 901, et seq., on behalf of all common stockholders of Reckson or their successors in interest, who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

25.           This action is properly maintainable as a class action because:

(a)           The Class is so numerous that joinder of all members is impracticable. There are hundreds, if not thousands, of Reckson stockholders;

(b)           There are questions of law and fact which are common to the Class, including: whether any of the defendants have engaged or are continuing to act in a manner calculated to benefit themselves at the expense of Reckson’s public stockholders; and whether plaintiff and the other Class members would be irreparably damaged if the defendants are not enjoined in the manner described below;

(c)           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d)           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e)           The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company

26.           In 1958, the Rechler Family made its entrance into real estate with New York’s first industrial park at Newtown Creek, Brooklyn. Since that time, the Company has been engaged in the business of owning, developing, acquiring, constructing, managing and leasing office and industrial properties on Long Island and throughout the New York tri-state area (the “Tri-State Area”). The Company purports to be one of the largest owners and operators of Class A central business district (“CBD”) and suburban office properties in the Tri-State Area. Included among the properties the Rechler Family has developed since the Company was founded are the Nassau West Corporate Center at Mitchel Field and the Omni – a premier 575,000 square foot suburban office building in Mitchel Field. The Company also owns, among numerous other properties on Long Island, the former EAB Plaza, recently renamed Reckson Plaza.

27.           In June 1995, the Company completed an initial public offering (the “IPO”). The IPO brought approximately $285 million in proceeds to the Company. The Company’s initial portfolio included 72 office and industrial properties totaling 4.5 million square feet, substantially located on Long Island.

28.           In connection with the IPO, the Company was granted ten-year options to acquire ten properties (the “Option Properties”) which were either owned by certain Rechler family members who were also executive officers of the Company, or in which the Rechler family members owned a non-controlling minority interest. As part of the Company’s REIT structure, it is provided management, leasing and construction related services through taxable REIT subsidiaries as defined by the Internal Revenue Code of 1986, as amended (the “Code”). These services are currently provided by Reckson Management Group, Inc. (“RMG”), RANY Management Group, Inc., Reckson Construction and Development LLC (“RCD”), and Reckson Construction Group New York, Inc. (collectively, the “Service Companies”).

29.           From 1996 through 2001, the Rechler Family expanded the Company to include properties in New York City, Connecticut, New Jersey and Westchester – completing the Tri-State strategy, and growing the Company’s portfolio to over 22 million square feet with a total market capitalization of $3.3 billion.

30.           As of June 30, 2006, the Company owned and operated 25 office properties comprising 3.5 million square feet, 71 industrial properties comprising 4.1 million square feet and two retail properties comprising 20,000 square feet, located in the New York Tri-State area. In addition, the Company owned or had contracted to own approximately 100 acres of land in six separate parcels for development.

The Rechler Family’s Nassau County Development Plans

31.           In March 2006, Reckson partnered with Charles Wang to successfully bid for the development of the Nassau Coliseum and the surrounding 77 acres of county land. In an effort to improve their bid, Reckson and Wang acquired the nearby Long Island Marriott in late 2005. Reckson already owned approximately 2 million square feet of office space which surrounded the proposed development.

32.           The proposed development includes the erection of a minor league stadium and bringing a baseball team to the area. Aside from the Coliseum renovation, which is to include expanded seating capacity of 2,500 seats (including luxury boxes), there is to be a basketball court, additional ice rinks, fitness center, two 22-story residential/hotel structures and new locker rooms. Indeed, Reckson Plaza’s twelfth floor provides a view of the proposed stadium location and Rechler publicly boasted that he owned nearly 3,000 adjacent parking spaces.

Background of the Merger and the Asset Purchase

33.           According to the Company, on July 10, 2006, the Reckson board of directors held a meeting at which it discussed Reckson’s general strategic objectives and current trends in the commercial office market and REIT industry in general with Reckson’s management and financial advisors. Following this discussion, the Reckson board of directors authorized management and the Company’s financial advisors to explore potential strategic alternatives which purportedly could result in delivering more value to Reckson stockholders than Reckson’s current business plan, including by contacting potentially interested parties.

34.           The Company claims that, on July 12, 2006, Reckson’s financial advisors, Goldman Sachs & Co. (“Goldman Sachs”) and Citigroup Global Markets, Inc. (“Citigroup”) contacted eight potential strategic and financial buyers to solicit their interest in a potential transaction with Reckson.

35.           Thereafter, on July 13, 2006, a financial commentator discussed Reckson as a possible takeover candidate. Subsequent to this broadcast, two other potential bidders contacted Reckson and expressed interest in participating in any process that might be underway or contemplated.

36.           On July 15, 2006, Reckson made an online data room available to those potential bidders that had signed confidentiality agreements. Beginning on July 19, 2006, Reckson held in person sessions with each of the potential bidders during which potential bidders received an overview of Reckson from executive management with the assistance of Reckson’s financial advisors, and were provided the opportunity to ask questions.

37.           On July 19, 2006, an investment bank mentioned Reckson in a research report as a potential takeover target, which was followed on July 26, 2006, by a similar report by a different investment bank.

38.           On July 20, 2006, the Reckson board of directors met to receive an update on the process from Reckson’s financial advisors. The financial advisors reviewed with the Reckson board of directors the feedback they had received to that point from potential bidders and purportedly informed the board that, among other things, potential bidders had stated that they were less interested in certain of Reckson’s suburban operating properties, land assets and other non-income producing assets, and some, including SL Green, had indicated that they might be willing to pay a higher price per share if an alternative solution could be found for assets that potential bidders did not wish to acquire (i.e., the Long Island Assets). Reportedly based on this feedback, the Reckson board of directors instructed Goldman Sachs to explore whether alternative solutions could be found for these assets.

39.           Other than contacting the bidders who had already indicated that they were not interested in those assets, upon information and belief, Goldman Sachs did not make any efforts to canvass the market for, or even identify, potential interested bidders for the Long Island Assets, nor was any public announcement made (as was done with respect to the proposed sale of the Company as a whole) that the Long Island Assets were for sale or could otherwise be acquired in a transaction separate from the proposed sale of the entire Company. Instead, the Company allowed just one party – the Rechler Group – to bid on the Long Island Assets. Thereafter, all efforts were directed at negotiating a sale of those assets to the Rechler Group.

40.           Within a week of Goldman Sachs being directed to explore other options for the separate sale of the Long Island Assets, it was already understood by the bidders that the Rechler Group would acquire those assets, notwithstanding the fact that other bidders could have paid more for the Long Island Assets. Thereafter, over the course of July 27, 2006 and My 28, 2006, Goldman Sachs had a number of conversations with each of the two bidders, including SL Green, and requested that they increase their prices, SL Green indicated that it could potentially increase its price to as much as $43.50 (based on SL Green’s closing stock price on July 28, 2006 of $113.80) in light of, and conditioned on, the expected proceeds from the proposed sale of assets to the Rechler Group.

41.           Less than one week later, an agreement was in place providing for just that.

42.           The fact that the Asset Purchase was negotiated over such a short period of time demonstrates that the Individual Defendants did not satisfy their obligations. Another bidder would not have been able to evaluate, appraise and bid on the Long Island Assets in the approximately one week between the time when SL Green purportedly indicated that it could increase its bid for Reckson if someone else would purchase the Long Island Assets and the Rechler Group’s agreement to purchase those assets.

43.           Rather, the timing of the transaction makes it highly likely that the transaction was preconceived and the process was developed so as to suit the Rechler Group’s needs.

The Merger Agreement and the Asset Purchase

44.           On August 3, 2006, a little more than three weeks after the start of the “sales” process, defendants SL Green and Reckson announced that they had entered into a definitive agreement pursuant to which SL Green will acquire Reckson for approximately $6.0 billion including the assumption of Reckson’s outstanding debt totaling approximately $2.0 billion. The transaction has been approved by both companies’ boards of directors and is expected to close in January 2007.

45.           Under the terms of the agreement, SL Green will acquire all of Reckson’s common stock and operating partnership units for $31.68 in cash and a fixed exchange ratio of 0.10387 shares of SL Green common stock per Reckson common share and operating partnership unit. Based on SL Green’s closing stock price of $112.00 per share as of August 2, 2006, the transaction consideration represents $43.31 per Reckson common share and operating partnership unit. This $43.31 per Reckson share is less than the $43.95 closing price of Reckson on the last day of trading before the announcement. It is also less than the $43.50 that SL Green indicated it may be willing to pay if the Long Island Assets were sold separately. Defendants agreed to sell Reckson for less than the trading price of Reckson’s stock and for less than SL Green was willing to pay.

46.           Moreover, the $43.31 is less than several analysts’ valuation of the Company’s stock. For example, less than a week before the deal between SL Green and Reckson was announced, JP

Morgan issued a research report which valued Reckson’s stock at $48 per share. Similarly, Banc of America estimated the value of the Company’s stock at $47 per share.

47.           As stated in an August 3, 2006 Bloomberg article titled “SL Green Agrees to Buy Rival Reckson for $4 billion”:

“It looks like a pretty good deal for SL Green,” said James Corl, chief investment officer for real estate securities at New York-based Cohen & Steers Inc., Reckson’s largest shareholder.

*              *              *

“One does wonder whether every nickel has been squeezed out of this thing” said Corl...” He added that “someone could pay $45,  which I don’t think could be out of the realm of possibility, certainly.”

48.           It was also announced that Reckson and SL Green entered into related agreements whereby the Long Island Assets will be sold to the Rechler Group for a total consideration of $2.1 billion. The Long Island Assets to be acquired by the Rechler Group include the following: Reckson’s real estate assets located on Long Island, Reckson’s fourteen property Eastridge portfolio in New York’s Westchester County, 711 Weatchester Avenue in White Plains, New York, Reckson’s twenty office properties and three development parcels located in New Jersey, all of Reckson’s interests in its Australian listed property trust, including the responsible entity, an interest in Reckson’s RSVP investment and an interest in certain structured finance instruments. The sale is expected to close simultaneously with the closing of the acquisition of Reckson by SL Green. Reckson announced that the sale of the Long Island Assets to the Rechler Group has been approved by a committee of independent directors of Reckson.

49.           The transaction between Reckson and SL Green will enable the Rechler Group to purchase valuable Reckson assets in exchange for agreeing to sell Reckson to SL Green for less than the true value of Reckson. And, in exchange for agreeing to sell Reckson to SL Green for a value less than the true value of Reckson, the Rechler Group is able to acquire valuable Reckson assets on very favorable terms to the Rechler Group. As reported in the August 3, 2006 Bloomberg article referenced above:

“Our initial take on the announced merger thus far is that it is a bit disappointing for both Reckson and SL Green shareholders,” J.P. Morgan Securities Inc. analyst Anthony Paolone said in a note to investors today, adding that Reckson executives appear to be “the ones getting a pretty good deal.”

50.           The purpose of the proposed transactions is to enable the Rechler Group to acquire the valuable assets of Reckson for their own benefit at the expense of Reckson’s public stockholders in a transaction which is not entirely fair to Reckson’s public stockholders.

The False and Misleading Proxy Statement

51.           On or about September 18, 2006, SL Green filed a joint proxy statement/prospectus (the “Proxy”) with the Securities and Exchange Commission (“SEC”) purporting to contain information concerning the proposed transactions. Once finalized, the Proxy will be mailed to Recksan’s shareholders in order to solicit votes in favor of the Merger and the Asset Purchase. On that same date, Reckson filed a transaction statement on Schedule 13E3 (the “13E3”) with the SEC which also contained information concerning the proposed transactions, including, but not limited to, copies of presentations prepared by the parties’ financial advisors concerning the fairness, from a financial point of view, of the proposed transactions to Reckson’s public shareholders (the Proxy and the 13E3 are collectively referred to herein as the “Disclosure Documents”). Material information is omitted from the Disclosure Documents and/or the Disclosure Documents contain misleading information which will prevent the Company’s shareholders from making an informed decision concerning the proposed transactions.

52.           Material information is omitted from the Disclosure Documents. Such omitted material information includes: (i) the flawed process employed by the Defendants which led to and resulted in the Company approving the Merger and the Asset Purchase; (ii) the value of the Long Island Assets including, but not limited to, information concerning the current and future value of those assets, information which was at all times readily available to the Rechler Group, but not available to any other interested bidders and/or the Company’s public shareholders, and not even provided to the Independent Transaction Committee’s financial advisors to determine whether the price being paid by the Rechler Group for the Long Island Assets is fair; (iii) the expected future value of SL Green and/or the combined, post-merger entity, whose stock Reckson’s shareholders will receive as partial consideration in the Merger; and (iv) material conflicts of interest suffered by certain parties and certain of their advisors. Without this material information, as discussed more fully below, Reckson’s shareholders will be unable to evaluate fairness of the proposed transactions and the purported independence of the parties, and their financial advisors, each of whom have recommended that they cast a vote in favor of the proposed transactions. Absent injunctive relief, plaintiffs and all similarly situated Reckson shareholders will be irreparably harmed.

Material Information Concerning the Flawed Sales Process
Is Omitted from the Disclosure Documents

53.           The Proxy indicates that, on July 20, 2006, Reckson’s Board directed Goldman Sachs to explore other options concerning a separate sale of the Long Island Assets. Less than two weeks later, it was announced that the Defendants had agreed to sell those assets to management insiders, the Rechler Group. There is no information in the Disclosure Documents concerning the efforts made by Goldman Sachs, if any, during that short time period to maximize the value received for those assets in a sale to a bidder otherwise unaffiliated with the Company or the Rechler Family. In that regard, there is not even any disclosure concerning the criteria used to identify any potential strategic and financial buyers for the Company as a whole or whether that criteria would have resulted in a different group of strategic and financial buyers for a sale of just the Long Island Assets. Moreover, there is no disclosure concerning whether any appraisals had been performed on any of the Long Island Assets (either in connection with the potential sale of the Company or prior to the commencement of those efforts) and/or whether any such valuation information was provided to any potential bidders for those assets. Obviously, members of the Rechler Group, by reason of their positions as senior officers of Reckson, were privy to such information. The Disclosure Document omitted to disclose that the Rechler Group had access to information concerning the valuation of the Long Island Assets that was not shared with other potential bidders.

54.           Moreover, independent third party bidders for the Long Island Assets (to the extent that there were any) were not privy to material information concerning the Long Island Assets that Marathon was privy to by reason of its previous ownership and/or management of some or all of those properties.

55.           As described above, Halpern, who runs Marathon Real Estate Group, formerly owned several of the Long Island Assets being sold to the Rechler Group. Halpern, in a recent interview, made the following comment:

In fact, many of the assets that are part of this investment were assets I had either managed as part of the family business or as part of Reckson. So Marathon, in terms of our hands-on experience is uniquely qualified. We’ve worked closed with this team many times before and we know we work well together. And that’s the reason why were able to respond with lightning speed.” (Emphasis added.)

56.           Thus, Halpern and Marathon had intimate knowledge concerning the current and expected future value of the Long Island Assets that other bidders (to the extent there would or could have been any) did not. Of course, with the sales process moving at “lightning speed,” no other bidders would have had a chance to outrun the Rechler Group in the race to acquire the Long Island Assets.

57.           In addition, the Proxy indicates that SL Green was willing to bid as high as $43.50 for the Company if a sale of the Long Island Assets could be arranged. However, according to the Proxy, the consideration to be received by Reckson’s public shareholders is only valued at $43.31 (based on SL Green’s share price the day before the announcement of the Merger). There is no information in the Disclosure Documents concerning the nature and extent of the negotiations between the Defendants and SL Green which resulted in SL Green paying less than they had previously indicated they may have been willing to pay for the Company.

58.           Not only are appraisals and other valuation information material to any consideration of the fairness of the purchase price for the Long Island Assets, but information concerning the disparity of information provided to bidders vis-à-vis information in the possession of Marathon and/or any of the Defendants, is material to any evaluation of the fairness and completeness of the process leading up to the Merger and Asset Purchase transactions.

Material Information Concerning the Long Island Assets
Is Omitted from the Disclosure Documents

59.           There is no information in the Disclosure Documents concerning any appraisals conducted on any of the Long Island Assets. Moreover, the Proxy indicates that the parties’ financial advisors were not provided with appraisals nor did they request any appraisals. Some explanation for why no efforts were made to independently determine the value of the properties being sold in connection with the Merger and the Asset Purchase is due to Reckson’s shareholders.

60.           Information concerning the Management Group’s development plans and/or future expectations for the Long Island Assets is also noticeably absent from the Disclosure Documents. Instead, the Defendants have merely identified the assets to be purchased by the Management Group and disclosed management’s estimates concerning net operating income (“NOI”) for those assets for 2007 and 2008. Omitted from the Disclosure Documents is the full story of the value of the development rights to be acquired and the intentions of the members of the Management Group concerning how they plan to maximize the value of the Long Island Assets for themselves.

61.           As described herein, Reckson recently acquired certain high profile and much sought after development properties in Nassau County, including the rights to co-develop the Nassau Coliseum and the Nassau County Hub. These properties are to be acquired by the Rechler Group as part of the Asset Purchase.

62.           The Proxy is conspicuously silent as to any plans or any expected future value of these development projects. This information is crucial to any consideration of the value of the Long Island Assets and whether the Reckson Group is paying fair value for those assets.

Material Information Concerning the Fairness of the Consideration
Being Offered In the Merger Is Omitted from the Disclosure Documents

63.           Notwithstanding the fact that Reckson’s shareholders are being asked to accept SL Green common stock as partial consideration for their equity interests in the Company, the Disclosure Documents do not contain any information concerning SL Green’s management estimates, budgets and/or projections. This information was considered by the parties and their advisors in connection with the negotiation of the Merger and is obviously material to any consideration of the value of the SL Green stock that Reckson shareholders will receive in the Merger.

64.           Financial projections are regularly prepared by corporations reflecting management’s view of the future of the company. During the negotiation of the Merger, Reckson and SL Green exchanged certain financial information concerning their respective companies, including financial projections, which formed the basis for, among other things, the determination of the consideration being offered to Reckson shareholders in the Merger. Because Reckson shareholders are being asked to accept SL Green common stock as partial payment for their equity interests in the Company, information concerning SL Green’s expected future performance is necessary for those shareholders to make an informed decision concerning the value of the overall consideration being offered to them in the Merger.

65.           In addition, the Disclosure Documents do not contain the most recent financial information for Reckson or SL Green. Obviously, both companies’ recent financial performance is critical to a shareholder’s consideration of the value of their equity interests in the Company and, ultimately, whether they are being offered fair value for those interests in the Merger. The parties and their advisors are all privy to this information. Reckson’s public shareholders should have access to that same information in order to make their own fully informed decision concerning the Merger.

Material Information Concerning Assumptions
Underlying Financial Analyses Conducted by Financial Advisors
Is Omitted from the Disclosure Documents

66.           Goldman Sachs was retained by Reckson to render an opinion as to the fairness, from a financial point of view, of the merger consideration to be received by the Company’s shareholders for each share of Reckson common stock they own in connection with the Merger. Similarly, Greenhill was retained by Reckson to render an opinion as to the fairness, from a financial point of view, to Reckson of the aggregate consideration to be received from the Rechler Group for the purchase of the Long Island Assets.

67.           Each of Goldman Sachs and Greenhill performed various financial analyses, including, in the case of Goldman Sachs, net asset value analyses, FFO multiple analyses, a discounted cash flow analysis, historical stock performance, and a comparable transactions analysis; and, in the case of Greenhill, comparable transactions, comparable companies, and a standalone company analysis.

68.           The Disclosure Documents are incomplete and misleading with respect to the discussion of the analyses that Goldman Sachs and Greenhill performed in rendering their respective opinions that the Merger and the Asset Purchase are fair from a financial point of view to Reckson’s shareholders. For example, the Defendants have failed and/or refused to disclose numerous assumptions underlying the analyses conducted by each advisor including, but not limited to, the cap rates used in certain analyses and the methods used to determine the cap rates used in those analyses, the basis for the multiples, discount rates and terminal values utilized in certain analyses, the basis for the companies and transactions chosen as comparable for certain analyses, and management-generated information and/or estimates utilized by each advisors in their respective analyses.

Material Information Concerning Conflicts of Interest
Is Omitted from the Disclosure Documents

69.           The Proxy indicates that Goldman Sachs has, in the past, performed various services for Reckson and SL Green, However, omitted from the Proxy is the amount of fees earned by Goldman Sachs in connection with that work. The amount of past fees paid to the Company’s financial advisor by the company that is now seeking to acquire the Company is material and bears directly on the independence of Goldman Sachs and the reliability of the fairness opinion issued by them in connection with the proposed transaction.

70.           Also, as noted herein, Bernstein of Marathon, was formerly employed by Goldman Sachs. This connection between the buyer of the Long Island Assets and the financial advisor of the company, including but not limited to the nature and extent of that connection, raises serious questions of conflicts of interest which may have unfairly skewed the playing field against other potential bidders and in favor of Marathon and Reckson. This information also bears directly on issues relating to the purported independence and arm’s-length negotiating of the parties and their advisors.

71.           Without this information, Reckson’s public shareholders will be unable to evaluate whether the defendants and their purportedly independent advisors acted in the public shareholders’ bests interests or in their own bests interests in connection with the Merger and the Asset Purchase.

COUNT I

BREACH OF FIDUCIARY DUTY
(Against Defendant Reckson and the Individual Defendants)

72.           Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

73.           The Individual Defendants are in a position of control and power over Reckson’s public stockholders, and have access to internal financial information about Reckson, the assets being purchased by the Rechler Group, their true value, expected increase in true value and the benefits of ownership of the assets being purchased by the Rechler Group to which plaintiff and the Class members are not privy. Defendants are using their positions of power and control to benefit themselves in this transaction to the detriment of Reckson’s public stockholders.

74.           Accordingly, the Individual Defendants have caused Reckson to enter into a transaction which favors the interest of the Rechler Group to the detriment of Reckson’s public stockholders, including Plaintiff. Thus, the Rechler Group, with the acquiescence of the Individual Defendants and Reckson’s senior management, have timed this transaction to capture the future potential of valuable Reckson assets and use it to their own ends without requiring SL Green to pay an adequate or fair price for Reckson’s stock.

75.           Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Reckson’s public stockholders. The Rechler Group, with the acquiescence of the directors of Reckson and aided and abetted by defendant SL Green and New Venture, is engaging in a self-dealing transaction representing a breach of their fiduciary duties of loyalty and good faith owed to plaintiff and the other members of the Class.

76.           In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require;

(a)           undertake an appropriate evaluation of Reckson’s worth as an acquisition candidate;

(b)           take all appropriate steps to enhance Reckson’s value and attractiveness as an acquisition candidate;

(c)           take all appropriate steps to effectively expose Reckson to the marketplace in an effort to create an active auction for Reckson and the Long Island Assets;

(d)           act independently so that the interests of Reckson’s public stockholders will be protected; and

(e)           adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Reckson’s public stockholders.

77.           As result of the defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Reckson’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s length negotiations on the buyout terms, and will not supply to Reckson’s public stockholders sufficient information to enable them to cast informed votes on the proposed buyout and may consummate the proposed transaction, all to the irreparable harm of the members of the Class.

78.           By reason of the foregoing, Reckson and the Individual Defendants have breached and are breaching their fiduciary duties to the irreparable harm of the members of the Class.

COUNT II

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against Defendant SL Green, Marathon Asset Management, LLC
and New Venture MRE LLC)

79.           Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

80.           SL Green, Marathon and New Venture have knowingly participated in the Individual Defendants’ breaches of fiduciary duty described above.

81.           SL Green has knowingly agreed to enter into the proposed acquisition of Reckson at a price below the fair value of Reckson. In addition, SL Green has knowingly agreed to sell the assets to New Venture, including the Rechler Group and Marathon, at below fair value in exchange for a reduced acquisition price for Reckson. Marathon and New Venture knowingly participated with SL Green and the Individual Defendants’ breaches of fiduciary duty relating to the Asset Purchase.

COUNT III

BREACH OF FIDUCIARY DUTY OF CANDOR
(Against Reckson and the Individual Defendants)

82.           Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

83.           As set forth above, material information is omitted from the Disclosure Documents concerning the Merger and the Asset Purchase that were prepared and filed by the Defendants. Thus, Defendants, in breach of their fiduciary duty of candor, have stranded Reckson shareholders without material information necessary to make an informed decision concerning the Merger and/or the Asset Purchase. Without material and accurate information, Reckson’s shareholders cannot possibly make an informed judgment concerning whether to vote in favor of or against the Merger and/or the Asset Purchase.

84.           Plaintiffs have no adequate remedy at law.

WHEREFORE, plaintiffs pray for judgment and relief as follows:

A.            Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B.            Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the transactions complained of herein;

C.            In the event the challenged transaction is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

D.            Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

E.             Awarding plaintiff the costs of this action, including a reasonable allowance for plaintiffs attorneys’ and experts’ fees; and

F.             Granting such other and further relief as to the Court may seem just and proper.

Plaintiff hereby demands a trial by jury.

DATED: October 6, 2006	JASPAN SCHLESINGER HOFFMAN LLP

/s/ Steven R. Schlesinger
By: STEVEN R. SCHLESINGER 300 Garden City Plaza, 5th Floor Garden City, New York 11530 Telephone: 516/746-8000 516/393-8282 (fax)

LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP SAMUEL H. RUDMAN ROBERT M. ROTHMAN EVAN J. KAUFMAN 58 South Service Road, Suite 200 Melville, NY 11747 Telephone: 631/367-7100 631/367-1173 (fax)

ABRAHAM FRUCHTER & TWERSKY LLP JEFFREY S. ABRAHAM One Pennsylvania Plaza, Suite 2805 New York, NY 10119 Telephone: 212/279-5050 212/279-3655 (fax)

Attorneys for Plaintiff